

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Via E-mail
Stephen H. Fraser
President and Chief Executive Officer
Horizon Lines, Inc.
4064 Colony Road
Suite 200
Charlotte, NC 28211

> **Re: Horizon Lines, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 26, 2011**
> **File No. 333-176520**

Dear Mr. Fraser:

We have received your amended filing and have the following additional comments.

Exhibit 5.1

1. We note your response to our prior comment five and reissue in part. Please have counsel remove assumptions (vi) and (vii) on page 3.

2. We note counsel's opinion that the Guarantees will be valid and binding obligations of the Co-Registrants, including Hawaiian Stevedores, Inc. In that regard, please have counsel revise its opinion to state that to the extent its opinion relates to matters governed by the laws of the State of Hawaii, counsel has relied on the opinion of Carlsmith Ball LLP.

Exhibit 5.2

3. Please have counsel remove assumption (2) in the second full paragraph on page 2.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief